Exhibit 12.1

HEXION SPECIALTY CHEMICALS, INC.

Statement regarding Computation of Ratios

(Amounts in millions of dollars)

	Pro forma Three months ended March 31, 2005	Three months ended March 31,		Year ended December 31,
		2006	2005	2005(1)	2004(2)	2003	2002	2001
Pre-tax (loss) from continuing operations	$53	$55	$5	$(29)	$(113)	$(100)	$(24)	$(6)

Add back
Loss (gain) from equity investees	—	—	—	—	—	(2)	(1)	—

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	53	55	5	(29)	(113)	(102)	(25)	(6)

Fixed charges:
Interest expense	56	54	45	224	118	77	65	70
Interest element of lease costs (3)	2	2	2	9	5	3	3	2

Preferred stock dividend requirements of consolidated subsidiaries	—	13	—	30	—	—	—	—

Total fixed charges	58	69	47	263	123	80	68	72

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	111	111	52	204	10	(22)	43	66

Ratio of earnings to fixed charges (4)	1.9	1.6	1.1	N/A	N/A	N/A	N/A	N/A

(1)	Includes data for Bakelite from date of acquisition by Borden Chemical on April 29, 2005.

(2)	Includes data for Resolution Specialty from August 2, 2004 and for Borden Chemical from August 12, 2004, their respective dates of acquisition by Apollo.

(3)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.

(4)	Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $59, $113, $102, $25, and $6 for the years ended December 31, 2005, 2004, 2003, 2002, and 2001.